Exhibit 5

Press Release

MARCONI PLC TO FLOAT STRATEGIC
COMMUNICATIONS BUSINESS

London and Genoa, May 16, 2002 - Marconi plc (London and Nasdaq: MONI) today announced a planned initial public offering (“IPO”) on the Milan Stock Exchange of its Strategic Communications business (“the Company”), part of Marconi Mobile. Strategic Communications designs, manufactures and supplies communications and information systems, primarily for defence and security applications, including ground, naval, avionic communications/command and control systems. The company employs approximately 4,000 people in Italy, UK, Germany and Turkey and, in the financial year ended 31st March, 2002, had sales of approximately £300 million (approximately € 500 million), an increase on the previous year of some 17 per cent.

Commenting on today’s announcement, Strategic Communications’ Chief Executive, Remo Pertica, said: “Strategic Communications’ record of successful growth and service to its customers over many years now enables the Company to seek an independent stock market listing. We look forward to continuing to build on our long established partnerships, both in Italy and internationally, between Strategic Communications, its customers and employees.”

Mike Parton, Chief Executive of Marconi plc, said: “This is a logical step which will position the Strategic Communications business and its people for the next stage of development. For Marconi plc, it is a continuation of its increasing focus on its core telecommunications equipment and solutions business.”

Further details regarding the IPO, including Strategic Communications’ post-IPO capital structure, and the offer timing and plan of distribution, will be announced in due course.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on both the London Stock Exchange and NASDAQ under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc

Press Release

with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name: Title: Phone:	David Beck / Joe Kelly Public Relations +44 (0) 207 306 1771 joe.kelly@marconi.com	Heather Green Investor Relations +44 (0) 207 306 1735 heather.green@marconi.com